UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42835

Hang Feng Technology Innovation Co., Ltd.

Unit 2806, 28/F, Tower One, Lippo Centre

No. 89 Queensway, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

Hang Feng Technology Innovation Co., Ltd. is furnishing its unaudited condensed consolidated financial statements and notes for the six months ended June 30, 2025 and 2024. The financial statements and notes are attached as Exhibit 99.1 to this report of foreign private issuer on Form 6-K.

Financial Statements and Exhibits.

Exhibits.

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements and Notes of Hang Feng Technology Innovation Co., Ltd. for the Six Months Ended June 30, 2025 and 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hang Feng Technology Innovation Co., Ltd.

Date: October 24, 2025	By:	/s/ XU Zhiheng
	Name:	XU Zhiheng
	Title:	Chief Executive Officer

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